Goodwin Procter 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com + (650) 752-3100

February 5, 2024

Sarah Sidwell

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Astera Labs, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted January 16, 2024

CIK No. 001736297

Dear Staff:

This letter is submitted on behalf of Astera Labs, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 submitted on January 16, 2024 (the “Draft Registration Statement”), as set forth in your letter dated January 30, 2024 addressed to Jitendra Mohan, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Sarah Sidwell

Jennifer Angelini

February 5, 2024

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1.	Please revise your registration statement to include the information required by Item 507 of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the information required by Item 507 of Regulation S-K in a subsequent submission.

Exhibits

2.	We note references to lock-up and market standoff arrangements or agreements throughout your registration statement. If these will be stand-alone agreements, separate from your underwriting agreement, please revise your exhibit index and file these as exhibits.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file these agreements, as necessary, in a subsequent submission.

[Signature Page Follows]

Sarah Sidwell

Jennifer Angelini

February 5, 2024

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Jitendra Mohan, Astera Labs, Inc.

Julia R. White, Goodwin Procter LLP

John Hutar, Goodwin Procter LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP